  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q3 2017 Results

Item 1

ICL
Where needs take us

Consolidated Financial Statements (Unaudited)

As at September 30, 2017
In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

September 30, 2017	September 30, 2016	December 31, 2016
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	109	157	87
Short-term investments and deposits	86	50	29
Trade receivables	1,056	1,117	966
Inventories	1,208	1,351	1,267
Assets held for sale	122	-	-
Other receivables	197	232	222
Total current assets	2,778	2,907	2,571

Non-current assets
Investments in equity-accounted investees	30	162	153
Financial assets available for sale	253	235	253
Deferred tax assets	139	173	150
Property, plant and equipment	4,458	4,317	4,309
Intangible assets	839	862	824
Other non-current assets	359	305	292
Total non-current assets	6,078	6,054	5,981

Total assets	8,856	8,961	8,552

Current liabilities
Short-term credit	801	477	588
Trade payables	694	801	644
Provisions	83	90	83
Other current liabilities	667	696	708
Total current liabilities	2,245	2,064	2,023

Non-current liabilities
Long-term debt and debentures	2,658	3,153	2,796
Deferred tax liabilities	275	198	303
Long-term employee provisions	621	667	576
Provisions	180	123	185
Other non-current liabilities	10	23	10
Total non-current liabilities	3,744	4,164	3,870

Total liabilities	5,989	6,228	5,893

Equity
Total shareholders’ equity	2,789	2,614	2,574
Non-controlling interests	78	119	85
Total equity	2,867	2,733	2,659

Total liabilities and equity	8,856	8,961	8,552

The accompanying notes are an integral part of these condensed consolidated financial statements.

1 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)
(in millions except per share data)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	December 31, 2016
$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,440	1,383	4,057	4,025	5,363
Cost of sales	970	922	2,814	2,781	3,703

Gross profit	470	461	1,243	1,244	1,660

Selling, transport and marketing expenses	194	197	557	531	722
General and administrative expenses	60	80	191	241	321
Research and development expenses	12	18	40	54	73
Other expenses	35	522	52	548	618
Other income	(11)	(25)	(37)	(55)	(71)

Operating income (loss)	180	(331)	440	(75)	(3)

Finance expenses	61	80	181	126	157
Finance income	(25)	(35)	(82)	(13)	(25)

Finance expenses, net	36	45	99	113	132

Share in earnings of equity-accounted investees	-	7	2	16	18

Income (loss) before income taxes	144	(369)	343	(172)	(117)

Income taxes	62	(22)	145	5	55

Net income (loss)	82	(347)	198	(177)	(172)

Net loss attributable to the non-controlling interests	(2)	(7)	(11)	(23)	(50)

Net income (loss) attributable to the shareholders of the Company	84	(340)	209	(154)	(122)

Earnings (loss) per share attributable to the shareholders of the Company:

Basic earnings (loss) per share (in cents)	7	(27)	16	(12)	(10)

Diluted earnings (loss) per share (in cents)	7	(27)	16	(12)	(10)

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,277,588	1,274,069	1,275,587	1,273,331	1,273,295

Diluted (in thousands)	1,279,202	1,274,069	1,277,195	1,273,331	1,273,295

The accompanying notes are an integral part of these condensed consolidated financial statements.

2 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	December 31, 2016
$ millions	$ millions	$ millions	$ millions	$ millions
Net income (loss)	82	(347)	198	(177)	(172)

Components of other comprehensive income that will be reclassified subsequently to net income (loss)
Currency translation differences	39	(4)	129	(4)	(90)
Changes in fair value of derivatives designated as a cash flow hedge	-	-	-	(1)	(1)
Changes in fair value of financial assets available for sale	40	(19)	(11)	(11)	17
Tax income (expense) relating to items that will be reclassified subsequently to net income (loss)	(1)	2	4	-	(5)
Total	78	(21)	122	(16)	(79)

Components of other comprehensive income that will not be reclassified to net income (loss)
Actuarial gains (losses) from defined benefit plan	5	(56)	(4)	(102)	(48)
Tax income (expense) relating to items that will not be reclassified to net income (loss)	(2)	10	-	19	8
Total	3	(46)	(4)	(83)	(40)

Total comprehensive income (loss)	163	(414)	316	(276)	(291)

Comprehensive loss attributable to the non-controlling interests	-	(7)	(7)	(27)	(59)

Comprehensive income (loss) attributable to the shareholders of the Company	163	(407)	323	(249)	(232)

The accompanying notes are an integral part of these condensed consolidated financial statements.

3 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	December 31, 2016
$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income (loss)	82	(347)	198	(177)	(172)
Adjustments for:
Depreciation and amortization	111	113	300	311	406
Revaluation of balances from financial institutions and interest expenses, net	12	41	110	82	76
Share in earnings of equity-accounted investees, net	-	(7)	(2)	(16)	(18)
Other capital losses (gains), net	6	429	(9)	431	433
Share-based compensation	2	4	13	12	15
Deferred tax income	(19)	(60)	(12)	(114)	(2)
	194	173	598	529	738

Change in inventories	81	14	105	14	70
Change in trade and other receivables	(96)	(29)	(40)	22	150
Change in trade and other payables	19	55	(83)	70	(90)
Change in provisions and employee benefits	(22)	36	(10)	74	98
Net change in operating assets and liabilities	(18)	76	(28)	180	228

Net cash provided by operating activities	176	249	570	709	966

Cash flows from investing activities
Investments in shares and proceeds from deposits, net	(21)	29	(59)	(218)	(198)
Purchases of property, plant and equipment and intangible assets	(98)	(153)	(317)	(494)	(632)
Proceeds from divestiture of subsidiaries	-	-	6	17	17
Dividends from equity-accounted investees	-	-	3	4	12
Proceeds from sale of property, plant and equipment	-	-	12	-	-
Other	-	1	-	-	1
Net cash used in investing activities	(119)	(123)	(355)	(691)	(800)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(32)	(60)	(181)	(162)	(162)
Receipt of long-term debt	251	213	896	1,238	1,278
Repayment of long-term debt	(259)	(260)	(1,034)	(994)	(1,365)
Short-term credit from banks and others, net	13	(19)	129	(103)	14
Other	-	(2)	-	(2)	(4)
Net cash used in financing activities	(27)	(128)	(190)	(23)	(239)

Net change in cash and cash equivalents	30	(2)	25	(5)	(73)
Cash and cash equivalents as at beginning of the period	79	158	87	161	161
Net effect of currency translation on cash and cash equivalents	-	1	(3)	1	(1)
Cash and cash equivalents as at the end of the period	109	157	109	157	87

Additional Information

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	December 31, 2016
$ millions	$ millions	$ millions	$ millions	$ millions
Income taxes paid, net of tax refunds	19	28	57	80	84
Interest paid	19	24	74	77	112

The accompanying notes are an integral part of these condensed consolidated financial statements.

4 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions
For the three-month period ended September 30, 2017

Balance as at July 1, 2017	544	174	(393)	44	(260)	2,547	2,656	78	2,734

Share-based compensation	1	1	-	-	-	-	2	-	2
Dividends	-	-	-	-	-	(32)	(32)	-	(32)
Comprehensive income	-	-	37	39	-	87	163	-	163

Balance as at September 30, 2017	545	175	(356)	83	(260)	2,602	2,789	78	2,867

The accompanying notes are an integral part of these condensed consolidated financial statements.

5 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions
For the three-month period ended September 30, 2016

Balance as at July 1, 2016	544	150	(396)	90	(260)	2,949	3,077	128	3,205

Share-based compensation	- *	2	-	2	-	-	4	-	4
Dividends	-	-	-	-	-	(60)	(60)	(2)	(62)
Comprehensive loss	-	-	(4)	(17)	-	(386)	(407)	(7)	(414)

Balance as at September 30, 2016	544	152	(400)	75	(260)	2,503	2,614	119	2,733

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

6 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions
For the nine-month period ended September 30, 2017

Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659

Share-based compensation	1	1	-	11	-	-	13	-	13
Dividends	-	-	-	-	-	(121)	(121)	-	(121)
Comprehensive income (loss)	-	-	125	(7)	-	205	323	(7)	316

Balance as at September 30, 2017	545	175	(356)	83	(260)	2,602	2,789	78	2,867

The accompanying notes are an integral part of these condensed consolidated financial statements.

7 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions
For the nine-month period ended September 30, 2016

Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	- *	3	-	9	-	-	12	-	12
Dividends	-	-	-	-	-	(162)	(162)	(2)	(164)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive loss	-	-	-	(12)	-	(237)	(249)	(27)	(276)

Balance as at September 30, 2016	544	152	(400)	75	(260)	2,503	2,614	119	2,733

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

8 Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions
For the year ended December 31, 2016

Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	- *	25	-	(10)	-	-	15	-	15
Dividends	-	-	-	-	-	(222)	(222)	(4)	(226)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive loss	-	-	(81)	11	-	(162)	(232)	(59)	(291)

Balance as at December 31, 2016	544	174	(481)	79	(260)	2,518	2,574	85	2,659

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

9Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – the Company or ICL), is a leading global specialty minerals group that operates a unique, integrated business model.

ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs in three primary markets: agriculture, food and engineered materials, by utilizing a unique, integrated business model.

The agricultural products produced by ICL help to feed the world’s growing population. The potash and phosphates ICL mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. ICL’s bromine-based and phosphorous‑based applications allow the safe and widespread use of a variety of products and materials, help to create energy that is more efficient and environmentally friendly and prevent the spread of forest fires. The food additives that ICL produces enable greater access to more varied and higher quality food.

ICL is a company domiciled and incorporated in Israel, the shares of which are traded on the Tel‑Aviv Stock Exchange in Israel and on the New York Stock Exchange (“NYSE”) in the United States. The Company’s main shareholder is Israel Corporation Ltd.

Note 2 – Significant Accounting Policies

Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F as at and for the year ended December 31, 2016 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

10 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments:

ICL is a leading global specialty minerals company that operates a unique integrated business model. The Company operates via two segments: the Essential Minerals Segment and the Specialty Solutions Segment, which constitute the Company’s strategic business segments.

Essential Minerals Segment – This segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and, since January 2017, also ICL Specialty Fertilizers. The comparative data has been restated in order to reflect the change. The segment targets the Agro market and focuses on efficiency, process innovation and operational excellence, in order to improve the competitive position.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. The Company also mines and produces polysulphate (also known as polyhalite) in a subterranean mine in the UK. The magnesium business markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe. Furthermore, ICL Phosphate manufactures phosphate‑based food additives for livestock in Turkey. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces specialty fertilizers (e.g., water soluble) in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain and controlled‑release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

Specialty Solutions Segment – This segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. ICL Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products extracts from the Dead Sea potassium, salt, magnesium chloride and magnesia products used in the pharma, specialty steel, oil drilling, and oil additives industries, along with de-icing and other applications. In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

11 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 3 - Operating Segments (cont’d)

A.	General (cont’d)

1. Information on operating segments: (cont'd)

ICL Advanced Additives – ICL Advanced Additives primarily develops, produces, markets and sells a broad range of acids and specialty phosphates for various applications in a large number of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification and fuel additives. The diverse products and market base support and are consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked-goods markets. In addition, the business line produces milk proteins and whey proteins for the food ingredient industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany and Austria, which mainly process phosphates, milk and spices, and runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenues, expenses and results include inter-segment transfers, which are priced based on transaction prices in the ordinary course of business. These transfers are eliminated as part of consolidation of the financial statements. The segment income is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

12 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the three-month period ended September 30, 2017

Sales to external parties	731	698	11	-	1,440
Inter-segment sales	15	60	-	(75)	-
Total sales	746	758	11	(75)	1,440

Operating income attributable to the segments	190	88	-		278
General and administrative expenses					(60)
Other expenses not allocated to segments and intercompany eliminations					(38)
Operating income					180

Financing expenses, net					(36)
Income before taxes on income					144

Capital expenditures	16	84	-		100
Total capital expenditures					100

Depreciation and amortization	28	68	1		97
Depreciation and amortization not allocated					14
Total depreciation and amortization					111

13 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the three-month period ended September 30, 2016

Sales to external parties	682	691	10	-	1,383
Inter-segment sales	19	57	1	(77)	-
Total sales	701	748	11	(77)	1,383

Operating income attributable to the segments	171	89	5		265
General and administrative expenses					(80)
Other expenses not allocated to segments and intercompany eliminations					(516)
Operating loss					(331)

Financing expenses, net					(45)
Share in earnings of equity-accounted investee					7
Loss before taxes on income					(369)

Capital expenditures	16	121	-		137
Capital expenditures not allocated					20
Total capital expenditures					157

Depreciation and amortization	28	80	2		110
Depreciation and amortization not allocated					3
Total depreciation and amortization					113

14 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the nine-month period ended September 30, 2017

Sales to external parties	1,955	2,071	31	-	4,057
Inter-segment sales	44	157	2	(203)	-
Total sales	1,999	2,228	33	(203)	4,057

Operating income attributable to the segments	440	235	1		676
General and administrative expenses					(191)
Other expenses not allocated to segments and intercompany eliminations					(45)
Operating income					440

Financing expenses, net					(99)
Share in earnings of equity-accounted investee					2
Income before taxes on income					343

Capital expenditures	46	271	1		318
Capital expenditures not allocated					3
Total capital expenditures					321

Depreciation and amortization	83	199	2		284
Depreciation and amortization not allocated					16
Total depreciation and amortization					300

15 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the nine-month period ended September 30, 2016

Sales to external parties	1,907	2,070	48	-	4,025
Inter-segment sales	45	166	1	(212)	-
Total sales	1,952	2,236	49	(212)	4,025

Operating income attributable to the segments	413	295	5		713
General and administrative expenses					(241)
Other expenses not allocated to segments and intercompany eliminations					(547)
Operating loss					(75)

Financing expenses, net					(113)
Share in earnings of equity-accounted investee					16
Loss before taxes on income					(172)

Capital expenditures	67	390	1		458
Capital expenditures not allocated					58
Total capital expenditures					516

Depreciation and amortization	82	223	2		307
Depreciation and amortization not allocated					4
Total depreciation and amortization					311

16 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 3 - Operating Segment (cont’d)

B. Operating segment data (cont'd)

Specialty Solutions Segment	Essential Minerals Segment	Other Activities	Eliminations	Consolidated
$ millions
For the year ended December 31, 2016

Sales to external parties	2,493	2,811	59	-	5,363
Inter-segment sales	60	225	-	(285)	-
Total sales	2,553	3,036	59	(285)	5,363

Operating income attributable to the segments	534	398	5		937
General and administrative expenses					(321)
Other expenses not allocated to segments and intercompany eliminations					(619)
Operating loss					(3)

Financing expenses, net					(132)
Share in earnings of equity-accounted investee					18
Loss before taxes on income					(117)

Capital expenditures	95	497	1		593
Capital expenditures not allocated					59
Total capital expenditures					652

Depreciation and amortization	106	292	3		401
Depreciation and amortization not allocated					5
Total depreciation and amortization					406

17 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Sales by Business Lines

7-9/2017		7-9/2016		1-9/2017		1-9/2016		2016
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Specialty Solutions Segment
Industrial Products	289	20	275	20	890	22	837	21	1,120	21
Advanced Additives	301	21	256	19	678	17	625	15	798	15
Food Specialties	160	11	172	12	445	11	508	13	659	12
	750	52	703	51	2,013	50	1,970	49	2,577	48
Essential Minerals Segment
Potash & Magnesium	372	26	351	25	969	24	923	23	1,338	25
Phosphate	254	18	282	20	810	20	900	22	1,163	22
Specialty Fertilizers	154	11	147	11	536	13	524	13	661	12
	780	55	780	56	2,315	57	2,347	58	3,162	59
Other and setoffs	(90)	(7)	(100)	(7)	(271)	(7)	(292)	(7)	(376)	(7)
Total	1,440	100	1,383	100	4,057	100	4,025	100	5,363	100

D. Sales by Geographical Regions

7-9/2017		7-9/2016		1-9/2017		1-9/2016		2016
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Europe	462	32	437	32	1,453	36	1,476	37	1,863	35
North America	345	24	330	24	916	23	879	22	1,141	21
Asia	339	24	324	23	946	23	884	22	1,275	24
South America	214	15	167	12	506	12	436	11	588	11
Rest of the world	80	5	125	9	236	6	350	8	496	9
Total	1,440	100	1,383	100	4,057	100	4,025	100	5,363	100

E. Sales by Main Countries

7-9/2017		7-9/2016		1-9/2017		1-9/2016		2016
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
USA	314	22	315	23	850	21	830	21	1,070	20
China	208	15	147	11	511	13	408	10	669	12
Brazil	197	14	150	11	450	11	386	10	521	10
Germany	93	7	89	6	284	7	309	8	392	7
United Kingdom	79	5	77	6	245	6	248	6	306	6
France	74	5	51	4	198	5	179	4	226	4
Spain	61	4	55	4	201	5	199	5	258	5
India	41	3	78	6	133	3	168	4	199	4
Israel	34	2	64	5	130	3	175	4	237	4
Australia	31	2	50	4	57	1	129	3	187	3
All other	308	21	307	20	998	25	994	25	1,298	25
Total	1,440	100	1,383	100	4,057	100	4,025	100	5,363	100

18  Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the book value and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

September 30, 2017		September 30, 2016		December 31, 2016
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest	287	296	345	360	293	306

Debentures bearing fixed interest
Marketable	1,250	1,294	1,216	1,215	1,201	1,201
Non-marketable	278	287	278	277	281	283
	1,815	1,877	1,839	1,852	1,775	1,790

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

Levels definitions:
Level 1: Quoted (unadjusted) prices in an active market for identical instruments.
Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.
Level 3: Inputs that are not based on observable market data.

September 30, 2017
Level 2	Level 3	Total
$ millions	$ millions	$ millions
Financial assets available for sale (1)	-	253	253
Derivatives used for economic hedging, net	51	-	51
	51	253	304

September 30, 2016
Level 1	Level 2	Level 3	Total
$ millions	$ millions	$ millions	$ millions
Securities held for trading purposes	14	-	-	14
Financial assets available for sale (1)	-	-	235	235
Derivatives used for economic hedging, net	-	(1)	-	(1)
	14	(1)	235	248

19 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

B. Fair value hierarchy (cont'd)

December 31, 2016
Level 1	Level 2	Level 3	Total
$ millions	$ millions	$ millions	$ millions
Securities held for trading purposes	10	-	-	10
Financial assets available for sale (1)	-	-	253	253
Derivatives used for economic hedging, net	-	7	-	7
	10	7	253	270

(1)   Investment in 15% of the share capital of YTH, which is subject to a three-year lock‑up period as required by Chinese law, which will expire in January 2019. Measurement of the fair value of the discount rate in respect of the lock‑up period was calculated by use of the Finnerty 2012 Model and is based on an estimate of the period in which the restriction on marketability applies and a standard deviation of the yield on a YTH share in this period. The impact deriving from a possible and reasonable change in these data items, which are not observed, is not material.

Note 5 – Equity Compensation Plans and Dividend Distributions

A.	Share‑based payments to employees

1.	Non-marketable options

Grant date	Employees entitled	Number of instruments (thousands)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date
June 20, 2017, for Chairman of the BOD – August 2, 2017 the date of the approval of the General Meeting.	Officers and senior employees	6,966	An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan (amended) to 498 ICL officers and senior employees in Israel and overseas.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date.	7 years from the grant date.
	Chairman of BOD.	165

Additional Information

June 2017 Options Grant
Share price (in $)	4.49
CPI-linked exercise price (in $)	4.29
Expected volatility	31.91%
Expected life of options (in years)	7
Risk-free interest rate	0.38%
Total fair value (in $ millions)	11
Dividend – exercise price	Reduced on the "ex-dividend" date by the amount of the dividend per share

20 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 5 – Equity Compensation Plans and Dividend Distributions (cont’d)

A.	Share‑based payments to employees (cont’d)

1.	Non-marketable options (cont’d)

The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance will be performed through a trustee under the Capital Gains Track. The fair value of the options was estimated using the Black & Scholes model for pricing options. The exercise price is linked to the CPI that is known as of the date of payment, which is the exercise date. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex dividend” date, by the amount of the dividend per share, based on the amount thereof in NIS on the effective date.

The expected volatility was determined on the basis of the historical volatility of the Company’s share prices. The expected life of the options was determined on the basis of Management’s estimate of the period the employees will hold the options, taking into consideration their position with the Company and the Company’s past experience regarding employee turnover. The risk‑free interest rate was determined on the basis of the yield to maturity of shekel‑denominated Israeli Government debentures, with a remaining life equal to the anticipated life of the options.

The cost of the embedded benefits of the said plans will be recognized in the income statements over the vesting period of each tranche taking into account also the Company’s policy relating to “Rule 75” (accelerated vesting period for employees which their age plus their years of employments in the Company exceed 75).

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions	Instrument terms	Additional Information	Fair value at the grant date ($ millions)
June 20, 2017, for Chairman of the BOD – August 2, 2017 the date of the approval of the General Meeting.	Officers and Senior employees	2,233	3 equal tranches: (1) one third at the end of 12 months after the grant date (2) one third at the end of 24 months after the grant date (3) one third at the end of 36 months after the grant date.	An issuance for no consideration, under the 2014 Equity Compensation Plan (amended)	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the grant date (the approval date of the BOD/General meeting)	10
	Chairman of BOD.	53				0.3

B.	Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
November 22, 2016	January 4, 2017	60	0.04701
February 14, 2017	April 4, 2017	57	0.04400
May 9, 2017	June 20, 2017	34	0.02600
August 2, 2017	September 13, 2017	32	0.02450
November 7, 2017 (after the date of the report)*	December 20, 2017	57	0.04400

(*) The dividend will be distributed on December 20, 2017, with a record date for eligibility for the dividend of December 5, 2017.
21 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.    On June 30, 2017, there was a partial collapse of the dyke in Pond 3 in the plants of Rotem Amfert Israel, which is used for accumulation of phosphogypsum water that is created as a by‑product of the production processes. The Company ceased immediately use of the active phosphogypsum ponds. On July 3, 2017, the Company returned to production at full capacity under a temporary approval to activate Pond 4 by the Ministry of Environmental Protection. The Company was instructed by the Ministry of Environmental Protection to submit a plan within the next few months relating to the future operation of the phosphogypsum water ponds. The Ministry of Environmental Protection and additional Israeli authorities have commenced examinations for investigation of the event.

The Company is taking action to explore solutions for, among other things, restoration of the ponds in the short-term and long‑term and rectification of any environmental impacts caused, to the extent required. The Company’s actions are being carried out in full coordination and close cooperation with the Israeli environmental authorities, including the Ministry of Environmental Protection and the Nature and National Parks Authority. The Company is committed to the matter of environmental protection, and for years has worked closely with the Israeli environmental protection authorities to maintain the Negev’s natural reserves in the area of its facilities.

In light of the preliminary stages of the process of estimating the costs relating to restoration of the stream and obtaining the permanent permits for operating the gypsum pond or other ponds, and taking into account the complexity of the process and the uncertainty regarding the final restoration plans and the terms of the building permits to be determined by the relevant authorities, the Company is unable at this stage to estimate the expected costs of the restoration work and obtaining the permits, as stated. Nevertheless, the Company recorded a provision, in an immaterial amount, which reflects the expenses that are expected to be incurred in the short term. The Company is in contact with its insurance carriers with reference to the relevant insurance policies regarding the matters described above.

2.    In July and August 2017, three applications for certification of claims as class actions were filed against the Company, as a result of a partial collapse of the dyke in the evaporation pond of Rotem Amfert Israel, which caused contamination of the Ashalim Stream and its surrounding area. The requesting parties contend that the Company breached various provisions of the environmental laws, including, the provisions of the Law for Prevention of Environmental Hazards, the Water Law as well as provisions of the Torts Ordinance, breach of a statutory duty and negligence. In the framework of the first application, the Court is requested to instruct the Company to rectify the harm caused as a result of its omissions in order to prevent recurrence of the damage caused as well as to grant a monetary remedy for non‑pecuniary damages.

The monetary remedy was not defined, however, according to the requesting parties, the amount of the personal claim is NIS 1,000 ($283) for each resident of the State of Israel, which totals approximately 8.68 million persons. In the framework of the second application, the Court is requested to grant a monetary remedy in an amount of not less than NIS 250 million ($71 million), and concurrently to award personal compensation in the amount of NIS 2,000 ($567) for each resident of the State of Israel, this being in respect of non‑pecuniary damages. Furthermore, the Court was requested to instruct the Company to comply with the relevant laws and the rules provided thereunder. As part of the third application, the Court was requested to instruct the Company, among other things, to prepare plans for removal of the pollution, restoration of the Ashalim Stream and its surrounding area, for control and prevention of recurrence of the damage caused, to pay monetary relief to the class of injured parties, in the amount of NIS 202.5 million ($55.9 million), and to provide compensation by means of restoring the natural values impaired and returning the area to its former condition.

22 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont’d)

                2.  (Cont’d)

In light of the very early stage of the proceeding and the limited number of similar court cases, it is difficult, at this stage, to predict the outcome of the applications.

3.    Further to Note 20 to the Annual Financial Statements, with reference to the royalties’ arbitration that commenced in 2011 upon filing of a statement of claim by the State, in the amount of about $265 million, in connection with underpayment of royalties in the years 2000–2009, and pursuant to the decisions of the arbitrators, during 2014–2016 the Company paid additional royalties of about $170 million in respect of the years 2000–2014. In October 2017, as part of the said arbitration proceedings, the State submitted a calculation, in the amount of about $120 million (not including interest and linkage differences) relating to the years 2000–2014 reflecting, according to its contention, an additional amount of underpaid royalties. The Company rejects the calculation and in its estimation the chances the State’s calculation will be approved by the arbitrators in full are lower than the chances it will be rejected. As at the date of the report, the Company estimates that it has sufficient provisions in its books relating to this matter.

4.    Further to Note 20 to the Annual Financial Statements, on September 1, 2017, the European Commission determined that ICL Iberia is required to repay the amount of about $8 million (including interest), which was granted in the past by the authorities in Spain in respect of subsidies for the Environmental Restoration Programs. In this regard, the European Commission determined that the amount of the guarantees relating to the environmental protection plan is less than the amount required according to the European Commission and pursuant to the national and regional environmental protection laws, and that such guarantees must be in the amount of about $40 million (in place of $2 million). In light of that stated above, in the financial statements for the third quarter of 2017, the Company recorded a provision in the amount of $8 million.

5.    Further to Note 20 to the Annual Financial Statements, during July 2017, the Electricity Authority submitted a response affidavit following which the Supreme Court sitting as the High Court of Justice instructed that negotiations are to be carried on in contemplation of a compromise arrangement. Negotiations, as stated, were carried on, however, since the parties did not succeed in formulating a compromise arrangement, in September 2017, the hearing of the case was returned to the High Court of Justice.

6.    On September 5, 2017, a decision of the District Court in Beer Sheva was received regarding a dispute between the National Company for Roads in Israel and the Company’s subsidiary Dead Sea Works (hereinafter – “DSW”) regarding damage caused to bridges as a result of leakage of chemical materials from DSW’s trucks during a shipment to the Eilat port, whereby the Company is to participate in restoration of the bridges and bear responsibility for the damage, as stated, and therefore bear a payment of about $6 million. As a result of that stated, during the third quarter of 2017 the Company recorded a provision equal to the above amount, which was recorded in the “other expenses” category in the statement of income. On October 26, 2017, DSW filed an appeal in the Supreme Court of the District Court’s decision, as stated.

23 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont’d)

7.    Further to Note 20 to the Annual Financial Statements, in September 2017, DSW notified the executing contractor of the new power station in Sodom (the Spanish company Abengoa) of cancellation of the construction agreement (EPC) due to a series of violations of the agreement by the executing contractor, which is experiencing financial difficulties. DSW plans to complete construction of the power station and to bring it to full operation during the first half of 2018.

8.    In September 2017, as part of an agreement of understandings for extension of the labor agreement between the Company’s subsidiary Bromine Compounds Ltd. (hereinafter – “Bromine Compounds”) and the Workers’ Council, Bromine Compounds undertook to pay the employees a one‑time payment of about $9 million (to be paid in installments), in exchange for a commitment by the Workers’ Council for full and unequivocal "industrial peace" until September 30, 2019. In case of violation of the agreement, the payments not yet made will be cancelled. As a result, in the third quarter of 2017, the Company recorded a provision, in the amount of about $5 million. The remaining obligation will be recognized throughout the period of the agreement, subject to fulfillment of all the required conditions.

9.     As at September 30, 2017, as a result of the findings of the geological surveys performed regarding a new potential mining area (Greenfield) that is located adjacent to the Company's facilities in Spain, and in light of the conditions of the potash market, the Company does not intend to continue development of the said area. Accordingly, in the financial statements for the third quarter of 2017, a write down was recorded, in the amount of about $14 million, representing the full value of the asset, against the "other expenses" category in the statement of income.

10.  On November 1, 2017, Standard & Poor’s Global Ratings (“S&P”) reaffirmed the Company’s international corporate credit rating at BBB– with a stable outlook. The local rating by S&P Maalot was also reaffirmed at ilAA with a stable outlook. The above-mentioned ratings also apply to the Company’s debentures.

In March 2017, Fitch Ratings lowered the Company’s international corporate credit rating to BBB– with a stable rating outlook. Fitch’s above‑mentioned rating also applies to the Company’s debentures.

11.  Further to Note 20 to the Annual Financial Statements, on June 30, 2017, the Supreme Court determined that the permit to pile up the salt in Sallent, which includes certain conditions, will be extended by one year, up to June 30, 2018. In addition, the Court determined that before March 31, 2018, the Company will be entitled to request an extension for an additional year, up to June 30, 2019. With respect to the extension for the second year, the Court determined that the competent authorities are permitted to provide conditions for granting an extension as stated.

12.  On June 7, 2017, the Company signed an agreement for sale of its entire holdings (50%) in IDE, for a consideration of about $178 million, which is to be paid in cash on the closing date of the transaction, net of transactions costs and subject to possible price adjustments deriving from the occurrence of certain events prior to the closing of the transaction. The Company estimates that the closing date of the transaction is expected to take place in 2017, and it is subject to fulfillment of preconditions, including receipt of approvals from the competent authorities. In light of that stated, during the period of the report, the Company reclassified the amount of about $122 million from the “investments in equity‑accounted investees” category to the “assets held for sale” category.

24 Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2017 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont’d)

13.  In June 2017, the Company received an assessment from the Israeli Tax Authority whereby it is required to pay additional tax in respect of the 2012–2014 tax years, in the amount of about $50 million. The Company disputes the assessment and is considering its further course of action. Based on the Company’s estimation, as at the date of the report there is a sufficient provision in the books, in an immaterial amount.

14.  During the second quarter of 2017, as part of the Company’s efficiency plan, the Company signed a five-year collective labor agreement with the Workers’ Union of Rotem Amfert Israel, which includes a plan for early retirement of 30 employees. As a result, in the second quarter of 2017 the Company increased the provision of termination benefits for employees, in the amount of about $15 million, against the “other expenses” category in the statement of income.

15.  Further to Note 20 to the Annual Financial Statements, in April 2017, the National Council for Planning and Building approved amendments to the National Outline Plan (NOP) 14B, which includes the Barir field and transferred the plan for government approval. In addition, in March 2017, the Supreme Court sitting as the High Court of Justice rejected the petition of residents of Arad, against the approval of the policy document of the National Council for Planning and Building regarding the mining plan in the Barir field.

16.  During March 2017, a claim was filed by Great Lakes Chemicals, a subsidiary of Chemtura Corporation (hereinafter – "Great Lakes"), against Dead Sea Bromine Company Ltd. (hereinafter – "DSB"), in the U.S. District Court for the Southern District of New York, in the United States. As part of the claim, Great Lakes is claiming damages, in an amount of about $27 million, in respect of an alleged breach of an agreement covering supply and sale of bromine and downstream bromine products from 2003 and is requesting issuance of a declaratory order enforcing the agreement from 2003. DSB rejects the damages claimed, including any related responsibility or obligation. The Company estimates that the chances that Great Lakes’ alleged claims will be rejected exceed the chances that they will be accepted.

17.  Further to Note 25 to the Annual Financial Statements, during the second quarter of 2017, the Company received short‑term loans of $150 million from its controlling shareholder, Israel Corporation Ltd. The loans were granted for a period of up to nine months and bear interest at the annual rate of 1.51%-1.88%. In addition, the framework agreement was expanded such that Israel Corporation Ltd. may make short‑term deposits, from time to time, in dollars or in NIS, in an amount of up to $250 million, subject to the Company’s approval. As at September 30, 2017, the balance of the short‑term loans is $150 million.

25 Israel Chemicals Limited Quarterly Report

ICL

Where needs take us

ICL

Operating and Financial Review

September 30, 2017

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate’”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑ looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or governmental obligations; construction of a canal between the Red Sea and Dead Sea; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to recruit or maintain key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine based products and other industrial products; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing, including the impact of the collapse of the dyke in Pond 3 in our Rotem Amfert facility; litigation, arbitration and regulatory proceedings; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror; and other risk factors discussed under ”Item 3. Key Information—D. Risk Factors" in the company's Annual Report on Form 20-F filed with the U.S Securities and Exchange Commission on March 16, 2017.

Forward‑looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

27 Israel Chemicals Limited Q3 2017 Results

Performance Overview

Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end‑markets: agriculture, food and engineered materials. Our operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment. The Essential Minerals Segment includes three business lines:  ICL Potash & Magnesium, ICL Phosphate and ICL Specialty Fertilizers. The Specialty Solutions Segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties.

Operating Segments

Our operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment.

Essential Minerals Segment – This segment targets the Agro markets and focuses on efficiency, process innovation and operational excellence, in order to improve its competitive position. The segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and, since January 2017, also ICL Specialty Fertilizers. Management believes that operating ICL Specialty Fertilizers as part of the Essential Minerals segment is expected to create synergies given the homogenous business and customer bases of the segment’s three business lines. Furthermore, the transfer expands the segment’s portfolio to include a broader range of commodity, specialty and semi-specialty products. As a result, the comparative data has been restated in order to reflect the mentioned above change.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. The Company also mines and produces polysulphate (also known as polyhalite) in a subterranean mine in the UK. The magnesium business markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe. Furthermore, ICL Phosphate manufactures phosphate‑based food additives for livestock in Turkey. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces specialty fertilizers (e.g., water soluble) in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

28 Israel Chemicals Limited Q3 2017 Results

Specialty Solutions Segment – This segment targets industrial markets and concentrates on achieving growth through a highly‑tailored customer focus, product innovation and commercial excellence. The segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. ICL Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products extracts from the Dead Sea potassium, salt, magnesium chloride and magnesia products used in the pharma, specialty steel, oil drilling, and oil additives industries, along with de-icing and other applications. In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

ICL Advanced Additives – ICL Advanced Additives primarily develops, produces, markets and sells a broad range of acids and specialty phosphates for various applications in a large number of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification and fuel additives. The diverse products and market base support and are consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked goods markets. In addition, the business line produces milk proteins and whey proteins for the food ingredient industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany and Austria, which mainly process phosphates, milk and spices, and runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

29 Israel Chemicals Limited Q3 2017 Results

Financial Figures and Non-GAAP Financial Measures

7-9/2017		7-9/2016		1-9/2017		1-9/2016		2016
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Sales	1,440	-	1,383	-	4,057	-	4,025	-	5,363	-
Gross profit	470	33	461	33	1,243	31	1,244	31	1,660	31
Operating income (loss)	180	13	(331)	-	440	11	(75)	-	(3)	-
Adjusted operating income (1)	215	15	164	12	484	12	442	11	582	11
Net income (loss) - shareholders of the Company	84	6	(340)	-	209	5	(154)	-	(122)	-
Adjusted net income - shareholders of the Company (1)	115	8	120	9	247	6	337	8	451	8
Adjusted EBITDA (2)	314	22	286	21	783	19	787	20	1,051	20
Cash flows from operating activities	176	-	249	-	570	-	709	-	966	-
Capital expenditures	100	-	157	-	321	-	516	-	652	-

(1) See “Adjustments to reported operating and net income” below.
(2) See “Adjusted EBITDA for the periods of activity" below.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income” above. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income” above, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Adjusted EBITDA for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

30 Israel Chemicals Limited Q3 2017 Results

Adjustments to reported operating and net income

7-9/2017	7-9/2016	1-9/2017	1-9/2016	2016
$ millions	$ millions	$ millions	$ millions	$ millions
Operating income (loss)	180	(331)	440	(75)	(3)
Capital (gain) loss (1)	-	-	(6)	1	1
Write-down and impairment of assets (2)	18	489	18	489	489
Provision for early retirement and dismissal of employees (3)	-	20	15	26	39
Provision in respect of prior periods resulting from an arbitration decision (4)	6	10	6	10	13
Retroactive electricity charges (5)	-	(16)	-	(16)	(16)
Provision for legal claims (6)	11	(8)	11	7	8
Provision for historical waste removal (7)	-	-	-	-	51
Total adjustments to operating income (loss)	35	495	44	517	585
Adjusted operating income	215	164	484	442	582
Net income (loss) attributable to the shareholders of the Company	84	(340)	209	(154)	(122)
Total adjustments to operating income (loss)	35	495	44	517	585
Adjustments to finance expenses (8)	3	26	3	26	38
Total tax impact of the above operating income & finance expenses adjustments	(7)	(62)	(9)	(66)	(81)
Tax assessment and deferred tax adjustments (9)	-	1	-	14	36
Adjustments attributable to the non-controlling interests	-	-	-	-	(5)
Total adjusted net income - shareholders of the Company	115	120	247	337	451

(1)   Capital (gain) loss from sale of non-core businesses. In 2017, additional consideration received regarding earn-out of 2015 divestitures.

(2)   Impairment in value and write down of assets. In Q3 2017, relating to an impairment of an intangible asset in Spain, in the amount of $14 million and the write-down of an investment in Namibia in the amount of $4 million. In 2016, with respect to the write-down of assets (including expected closure cost) relating to the global ERP project (Harmonization Project), in the amount of $282 million, write down of assets relating to discontinuance of the activities of Allana Afar in Ethiopia (including expected closure cost), in the amount of $202 million, and impairment in the value of assets of a subsidiary in the United Kingdom, in the amount of $5 million.

(3)   Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan from 2012 in its production facilities throughout the group. In 2016, provisions relating to the Company’s facilities in Israel of the Bromine companies (see also Q1 2016), the Company’s facilities in the United Kingdom and the Company’s facilities of the joint venture in China (reflected also in the non-controlling interests’ adjustment below). In 2017, provisions relating to the Company’s facilities in Israel at ICL Rotem.

(4)  Provision in connection with prior periods in respect of royalties arbitration in Israel.

31 Israel Chemicals Limited Q3 2017 Results

(5)   Reversal of provision in connection with prior periods in respect of costs of management services of the electricity system in DSW and ICL Rotem.

(6)   Provision for legal claims. In Q3 2017, relating to a dispute with the National Company for Roads in Israel regarding damage caused to bridges by DSW, in the amount of $6 million, and a dispute with the European Commission concerning past grants received by a subsidiary in Spain, in the amount of $5 million. In 2016, mainly regarding two claims settled in 2016 related to prior periods. In Q1 2016, deriving from the settlement agreement that ended the class action brought by the farmers in Israel regarding potash prices, and in Q2 2016, deriving mainly from the commercial price dispute with Haifa Chemicals which ended with the arbitration award agreement in Q3 2016.

(7)   Provision for removal of waste in respect of prior periods. In 2016, purification and removal of historical waste from the potash activities in Spain as a result of decisions made by the Spanish authorities in connection with the plan for treating the salt pile in the Sallent site leading to plan changes mainly related to the water pumping process involved in the salt treatment.

(8)   Interest and linkage expenses in connection with the royalties arbitration and tax assessments in Israel, and a dispute of a subsidiary in Spain with the European Commission, all relating to prior periods. In 2017, $3 million related to a dispute with the European Commission. In 2016, $26 million in connection with the royalties arbitration and $12 million relating to a tax assessment in Israel.

(9)   Tax assessments in Israel and Belgium (see also Q1 2016) relating to prior periods.

Adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

7-9/2017	7-9/2016	1-9/2017	1-9/2016	2016
$ millions	$ millions	$ millions	$ millions	$ millions
Net income (loss) attributable to the shareholders of the Company	84	(340)	209	(154)	(122)
Depreciation and amortization	97	108	286	306	401
Financing expenses, net	36	45	99	113	132
Taxes on income	62	(22)	145	5	55
Adjustments *	35	495	44	517	585
Total adjusted EBITDA	314	286	783	787	1,051

* See "Adjustments to reported operating and net income" above.

32 Israel Chemicals Limited Q3 2017 Results

Consolidated Results of Operations

Results of operations for the period July – September 2017

$ millions
Sales	Expenses	Operating income
Q3 2016 figures	1,383	(1,714)	(331)
Total adjustments Q3 2016 *	-	495	495
Adjusted Q3 2016 figures	1,383	(1,219)	164
Quantity	21	(6)	15
Price	15	-	15
Exchange rate	21	(32)	(11)
Raw materials	-	(2)	(2)
Transportation	-	1	1
Operating and other expenses	-	33	33
Adjusted Q3 2017 figures	1,440	(1,225)	215
Total adjustments Q3 2017 *	-	35	35
Q3 2017 figures	1,440	(1,260)	180

* See "Adjustments to reported operating and net income" above.

-
Quantity – the increase derives mainly from fire safety products in ICL Advanced Additives and phosphoric acid in ICL Phosphate, partly offset by a decrease in phosphate rock and phosphate fertilizers in ICL Phosphate together with a decrease in dairy proteins in ICL Food Specialties.

-	Price – the increase derives mainly from an increase in potash selling prices together with an increase in bromine-based products selling prices which positively affected ICL Industrial Products.
-
Exchange rate – the decrease derives mainly from the upward revaluation of the shekel and the euro against the dollar increasing production costs, partly offset by the upward revaluation of the euro against the dollar which increased revenue.

-
Operating and other expenses – the increase derives mainly from an increase in insurance income compared to the corresponding quarter last year, a decrease in depreciation expenses as a result of the Company's Capex-reduction and operational cost-saving measures (including G&A reduction) throughout the Company.

33 Israel Chemicals Limited Q3 2017 Results

The following table sets forth sales by geographical regions based on the location of the customer:

7-9/2017		7-9/2016
$ millions	% of sales	$ millions	% of sales
Europe	462	32	437	32
North America	345	24	330	24
Asia	339	24	324	23
South America	214	15	167	12
Rest of the world	80	5	125	9
Total	1,440	100	1,383	100

Europe - the increase derives mainly from an increase of ICL Specialty Solutions segment sales, mainly bromine-based industrial products and dairy proteins.

North America – the increase derives mainly from an increase in fire-safety products quantities sold, partly offset by a decrease in clear brine solutions quantities sold.

Asia – the increase derives mainly from an increase in quantities sold of phosphoric acid, bromine-based flame retardants, bromine-based industrial products and dairy proteins. This increase was partly offset by a decrease in phosphate fertilizers, phosphate rock and potash quantities sold.

South America – the increase derives mainly from an increase in potash selling prices and quantities sold, partly offset by a decrease in phosphate fertilizers quantities sold.

Rest of the world – the decrease derives mainly from a decrease in the quantities of dairy proteins products sold and a decline in potash sales to an Israeli customer (Haifa Chemicals) facing operational difficulties due to new local regulation.

Financing expenses, net

The net financing expenses in the third quarter of 2017 amounted to $36 million, compared with $45 million in the corresponding quarter last year – a decrease of $9 million. The decrease includes a decrease of about $28 million deriving mainly from an expense relating to interest on past royalties recognized in the corresponding quarter last year, and from exchange rate differences relating to provisions for employee benefits. On the other hand, there was an increase in the amount of about $19 million, deriving mainly from an increase in the interest expenses relating to provisions for employee benefits and from a decrease of income in respect of changes in the fair value of transactions hedging foreign currency, energy and marine shipping, net, partly offset by revaluation of the net liabilities.

Tax expenses

The tax expenses in the third quarter of 2017 amounted to $62 million, reflecting an adjusted effective tax rate of about 38%. The Company’s higher tax rate in 2017 compared with the corresponding quarter last year is mainly due to an increase in the on-going Israeli effective tax rate on the Company’s Israeli operations as well as a relatively higher weight of profits before tax generated in the US, where the corporate tax rate is 39%.

34 Israel Chemicals Limited Q3 2017 Results

Results of operations for the period January – September 2017

$ millions
Sales	Expenses	Operating income
YTD 2016 figures	4,025	(4,100)	(75)
Total adjustments YTD 2016 *	-	517	517
Adjusted YTD 2016 figures	4,025	(3,583)	442
Quantity	116	(66)	50
Price	(59)	-	(59)
Exchange rate	(25)	(5)	(30)
Raw materials	-	31	31
Transportation	-	(22)	(22)
Operating and other expenses	-	72	72
Adjusted YTD 2017 figures	4,057	(3,573)	484
Total adjustments YTD 2017 *	-	44	44
YTD 2017 figures	4,057	(3,617)	440

* See "Adjustments to reported operating and net income" above.

-
Quantity – the increase derives mainly from fire-safety products and acids in ICL Advanced Additives, potash sales (mainly to South America, Asia and North America), bromine-based industrial products and bromine-based flame retardants in ICL Industrial Products, phosphoric acid in ICL Phosphate and specialty agriculture products in ICL Specialty Fertilizers. The increase was partly offset by a decrease in dairy proteins in ICL Food Specialties, together with a decrease in phosphate rock and phosphate fertilizers in ICL Phosphate.

-
Price – the decrease derives mainly from a decline in the selling prices of phosphate fertilizers, phosphoric acid and specialty agriculture products in ICL Essential Minerals segment together with a decline in acids selling prices in ICL Specialty Solutions segment.

-
Exchange rate – the decrease derives mainly from devaluation of the Chinese yuan against the dollar which decreased revenues and the upward revaluation of the shekel against the dollar increasing production costs. The euro currency fluctuations had a minor effect on the operating profit.

-
Raw materials – the increase derives mainly from a decline in commodity fertilizers prices used in ICL Specialty Fertilizers, and a decline in sulfur prices used in ICL Phosphate and ICL Advanced Additives products.

-	Transportation – the decrease derives mainly from an increase in transportation prices and potash quantities sold.
-
Operating and other expenses – the increase derives mainly from a capital gain due to the sale of an office building in Israel, a decrease in depreciation expenses as a result of the Company's Capex-reduction, operational cost-saving measures (including G&A reduction) throughout the Company, and a provision resulting from extension of the employment agreement in ICL Dead Sea, recorded in the corresponding period last year.

35 Israel Chemicals Limited Q3 2017 Results

The following table sets forth sales by geographical regions based on the location of the customer:

1-9/2017		1-9/2016
$ millions	% of sales	$ millions	% of sales
Europe	1,453	36	1,476	37
North America	916	23	879	22
Asia	946	23	884	22
South America	506	12	436	11
Rest of the world	236	6	350	8
Total	4,057	100	4,025	100

Europe – the decrease derives mainly from a decline in quantities and selling prices of potash, partly offset by an increase in ICL Specialty Solutions segment products, mainly clear brine solutions, bromine-based industrial products and dairy proteins.

North America – the increase derives mainly from an increase in the quantities and selling prices of potash together with an increase in fire-safety products and phosphate fertilizers quantities sold. This increase was partly offset by a decrease in quantities sold of ICL Food Specialties’ base-business (single ingredient phosphate additives) products.

Asia – the increase derives mainly from an increase in the quantities sold of potash, phosphoric acid, dairy proteins, acids, bromine-based flame retardants and specialty agriculture products. This increase was partly offset by a decrease in phosphate fertilizers and phosphate rock quantities sold.

South America – the increase derives mainly from an increase in potash selling prices and quantities sold.

Rest of the world – the decrease derives mainly from a decrease in the quantities of dairy proteins products sold and a decline in potash sales to an Israeli customer (Haifa Chemicals) facing operational difficulties due to new local regulation.

Financing expenses, net

The net financing expenses in the nine months ended September 30, 2017 amounted to $99 million, compared with $113 million in the corresponding period last year – a decrease of $14 million. The decrease includes a decline of about $45 million deriving mainly from an expense relating to interest on past royalties recognized in the corresponding period last year and from an increase in income in respect of changes in the fair value of transactions hedging foreign currency, energy and marine shipping, net, partly offset by revaluation of the net liabilities. On the other hand, there was an increase, in the amount of about $31 million, deriving mainly from fees paid with respect to early repayment of long-term loans, from exchange rate differences and interest expenses relating to provisions for employee benefits.

Tax expenses

The tax expenses in the nine months ended September 30, 2017 amounted to $145 million reflecting an adjusted effective tax rate of about 39%. The Company’s higher tax rate in 2017 compared with the corresponding period last year is mainly due to an increase in the on-going Israeli effective tax rate on the Company’s Israeli operations and a relatively higher weight of profits before tax generated in the US, where the corporate tax rate is 39%. In addition the upward revaluation of the shekel against dollar impacted the Company’s tax expenses. The relatively low effective tax rate in the corresponding period last year was mainly due to recognition of deferred tax assets in the amount of $27 million.

36 Israel Chemicals Limited Q3 2017 Results

Segment Information

Segment revenues, expenses and results include inter-segment transfers, which are priced based on transaction prices in the ordinary course of business. These transfers are eliminated as part of consolidation of the financial statements. The segment income is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

Specialty Solutions Segment

This segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly‑tailored customer focus, product innovation and commercial excellence.

Significant highlights and business environment

A. Industrial Products

•	Favorable bromine pricing in China, mainly resulting from stricter environmental regulations, affected local production output, and also led to higher prices for bromine-based compounds.
•
Demand for bromine-based flame retardants remains stable. However, ICL Industrial Products is benefitting from lower production of bromine-based flame retardants in China as a result of stricter local environmental regulations.

•	ICL Industrial Products is continuing its efforts to secure long-term supply agreements for bromine-based flame retardants.
•
The higher price level of phosphorous-based flame retardants, which has been maintained since the beginning of the year, contributed to higher sales revenue of the product line compared to the third quarter of 2016.

•	Demand for clear brine solutions continues to be soft as a result of the low level of oil prices. Overall 2017 sales are expected to be in line with 2016.
•	Stable demand for magnesia products for industrial uses.

37 Israel Chemicals Limited Q3 2017 Results

Specialty Solutions Segment information as at September 30, 2017 (Unaudited)

B. Advanced Additives

Total Advanced Additives performance was favorable compared to the corresponding quarter last year and was impacted by several factors:

•	Global sales of salts and acids increased by 7% compared to the corresponding quarter last year.

º
The business line's performance was driven by higher acid business in Europe, offsetting price pressure from declining market prices versus the third quarter last year. Phosphate salts sales in the region remained stable compared to the corresponding quarter last year.

º	Continued growth of the P2O5 business in China is driven by YPH JV’s increased local market share for acid and higher salt volumes to the oral care market.

º
Higher sales volumes of acid and salts partially offset the competitive price pressure in the North American market. The South American market continued its favorable performance compared to the corresponding quarter of last year due to stable demand for phosphate salts and higher acid exports from Brazil to other South American countries. This development is expected to continue in the next quarter.

º
Compared to the corresponding quarter last year the average pricing was slightly down in the quarter. However, over the last quarter the average price has constantly increased, as a result of a new pricing policy.

•
Higher demand from key customers in North America led to improved P2S5 performance compared to the corresponding quarter last year. During the quarter, the business line accumulated suitable inventories to supply customers during an outage due to plant turnaround which took place in October (the plant has resumed its operations as per schedule). Main competitors in Europe plan to have turnarounds in the fourth quarter as well.

•
Strong wildfire activity in North America and Europe during the third quarter positively impacted the Fire Safety sub-business line’s performance, resulting in higher sales compared to the same quarter in 2016. The Class B foam business continues to grow in both existing and new regions.

38 Israel Chemicals Limited Q3 2017 Results

Specialty Solutions Segment information as at September 30, 2017 (Unaudited)

C. Food Specialties

•
ICL Food Specialties’ dairy business showed a recovering trend in the third quarter as a major customer resumed its orders, placing first orders for significant volumes this year. This, coupled with continued growth of our global customer base, led to improved revenues.

•
ICL Food Specialties’ phosphates business remained under pressure. ICL Food Specialties’ business in Europe continues to be impacted by the transition process to a new distributor in Russia. North America is showing slightly increased volumes due to an improved customer mix with overall pricing remaining firm.

•
A growing demand for clean-label food products as well as for vegan food and lactose-free products in the European market has been met by ICL Food Specialties’ integrated solutions. Sales volumes of integrated solutions and new products are continuously growing as the business line launches new products globally and is engaged in further research for new solutions.

•
After a devaluation in the first half of 2017 compared with the first half of 2016, the strengthening of the euro against the US dollar during the third quarter had a moderate positive impact on ICL Food Specialties’ turnover.

Results of Operations – Specialty Solutions Segment

7-9/2017	7-9/2016	1-9/2017	1-9/2016	2016
$ millions	$ millions	$ millions	$ millions	$ millions
Industrial Products	289	275	890	837	1,120
Sales to external customers	286	273	881	832	1,111
Sales to internal customers	3	2	9	5	9
Advanced Additives	301	256	678	625	798
Sales to external customers	288	238	638	575	732
Sales to internal customers	13	18	40	50	66
Food Specialties	160	172	445	508	659
Sales to external customers	157	171	436	500	650
Sales to internal customers	3	1	9	8	9
Setoffs	(4)	(2)	(14)	(18)	(24)
Total segment sales	746	701	1,999	1,952	2,553
Operating income attributable to the segment	190	171	440	413	534

* Following internal business alignment, the Specialty Solutions segment sales include revenues for the Specialty Minerals sub-business line as part of ICL Industrial Products, which were presented in ICL Advanced Additives in prior periods.

39 Israel Chemicals Limited Q3 2017 Results

Specialty Solutions Segment information as at September 30, 2017 (Unaudited)

Results of operations for the period July – September 2017

Sales analysis	Industrial Products	Advanced Additives	Food Specialties	Setoff	Segment Total
$ millions
Total sales Q3 2016	275	256	172	(2)	701
Quantity	6	43	(15)	(2)	32
Price	6	(1)	(1)	-	4
Exchange rate	2	3	4	-	9
Total sales Q3 2017	289	301	160	(4)	746

-
Quantity – the increase derives mainly from an increase in quantities sold in the fire safety and acids sub-business lines of ICL Advanced Additives, and from quantities of bromine-based industrial products and bromine-based flame retardants sold in ICL Industrial Products. This increase was partly offset by a decrease in dairy protein quantities sold in ICL Food Specialties.

-	Price – the increase derives mainly from an increase in the selling prices of bromine-based industrial products and phosphorous-based flame retardants in ICL Industrial Products.

-	Exchange rate – the increase derives mainly from the upward revaluation of the euro against the dollar compared to the corresponding quarter last year.

Operating income attributable to the segment analysis	$ millions
Total operating income Q3 2016	171
Quantity	14
Price	4
Exchange rate	(1)
Raw materials	5
Transportation	(2)
Operating and other (expenses) income	(1)
Total operating income Q3 2017	190

-
Quantity – the increase derives mainly from an increase in quantities sold in the fire safety sub-business line in ICL Advanced Additives, and from bromine-based industrial products in ICL Industrial Products. This increase was partly offset by a decrease in the quantities of dairy proteins sold in ICL Food Specialties.

-	Price – the increase derives mainly from an increase in the selling prices of bromine-based industrial products and phosphorous-based flame retardants in ICL Industrial Products.

40 Israel Chemicals Limited Q3 2017 Results

Specialty Solutions Segment information as at September 30, 2017 (Unaudited)

Results of operations for the period January – September 2017

Sales analysis	Industrial Products	Advanced Additives	Food Specialties	Setoff	Segment Total
$ millions
Total sales YTD 2016	837	625	508	(18)	1,952
Quantity	55	68	(60)	4	67
Price	(1)	(11)	(1)	-	(13)
Exchange rate	(1)	(4)	(2)	-	(7)
Total sales YTD 2017	890	678	445	(14)	1,999

-
Quantity – the increase derives mainly from an increase in quantities sold in the fire safety, acids and P2S5 sub-business lines of ICL Advanced Additives, and from an increase in the quantities of bromine-based industrial products sold together with bromine-based flame retardants in ICL Industrial Products. This increase was partly offset by the decrease in dairy proteins quantities sold in ICL Food Specialties.

-	Price – the decrease derives mainly from a decrease in the selling prices of acids in ICL Advanced Additives.

-	Exchange rate – the decrease derives mainly from the devaluation of the Chinese yuan against the dollar compared to the corresponding period last year.

41 Israel Chemicals Limited Q3 2017 Results

Specialty Solutions Segment information as at September 30, 2017 (Unaudited)

Operating income attributable to the segment analysis	$ millions
Total operating income YTD 2016	413
Quantity	50
Price	(13)
Exchange rate	(13)
Raw materials	20
Transportation	(2)
Operating and other (expenses) income	(15)
Total operating income YTD 2017	440

-
Quantity – the increase derives mainly from an increase in products sold in the fire safety, acids and P2S5 sub-business lines in ICL Advanced Additives, and the quantities of bromine-based industrial products and bromine-based flame retardants in ICL Industrial Products. This increase was partly offset by a decrease in the quantities of dairy proteins sold in ICL Food Specialties.

-	Price – the decrease derives mainly from a decrease in the selling prices of acids in ICL Advanced Additives.

-
Exchange rate – the decrease derives mainly from devaluation of the Chinese yuan against the dollar which decreased revenues and the upward revaluation of the shekel against the dollar increasing production costs.

-	Raw materials – the increase derives mainly from a decrease in sulfur prices used for products of ICL Advanced Additives.

-
Operating and other (expenses) income – the decrease derives from, among other things, an increase in royalties paid as a result of the increase in sales, and from expenses related to extension of a work agreement in ICL Industrial Products.

42 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

Essential Minerals Segment

This segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and ICL Specialty Fertilizers. The segment targets the Agro markets and focuses on efficiency, process innovation and operational excellence.

Business environment overview

•
Global economic activity is strengthening, with global growth projected to rise to 3.6% in 2017 and 3.7% in 2018 (according to World Economic Outlook, October 2017). Recovery is supported by increases in investments, trade, and industrial production, coupled with stronger business and consumer confidence.

•	Grain prices are at a ten-year low level, adversely affecting farmers’ incentive to purchase fertilizers.

•
Based on the WASDE report published by the USDA in October 2017, a small decrease is expected in the grain stock‑to‑use ratio to 24.8% at the end of the 2017/2018 agricultural year, compared to 25.5% at the end of the 2016/2017 agricultural year, and a further decrease from a level of 25.7% in the 2015/2016 agricultural year.

•
The forecast of the FAO (Food and Agriculture Organization of the UN) of world cereal production in 2017 rose slightly in October to an estimated 2,612 million tonnes, 6.8 million tonnes (0.3%) above the 2016 record. This upward adjustment mostly derives from improved production prospects for coarse grains and wheat, which more than offsets the cut in rice production.

43 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

Significant highlights and business environment

A.     Potash and Magnesium

•
Potash prices firmed moderately during the third quarter of 2017, supported by the Chinese and Indian contracts which were signed at a price increase of $11 and $13 per tonne, respectively. The average CFR Brazil price for the quarter was $261 per tonne, $6 per tonne higher than the second quarter of 2017, and $38 per tonne (16%) higher than the third quarter of last year (according to CRU - Fertilizer Week Historical Prices, 9/28/2017).

•
ICL recorded strong potash shipments during the quarter following signing of contracts with China and India for quantities of 925 thousand tonnes and 750 thousand tonnes (India – including options), respectively. Contract prices increased by about 5% compared to the 2016 contracts.

•	According to Customs data, China imported about 5.49 million tonnes of potash during the first nine months of 2017, an increase of about 27% over the corresponding period last year.

•	According to the FAI (Fertilizer Association of India), potash imports during the first nine months of 2017 amounted to 3.9 million tonnes, an increase of 41% over the corresponding period last year.

•
Demand for potash in Brazil was particularly strong. According to ANDA (Brazilian National Fertilizer Association), potash imports into Brazil during the first nine months of 2017 amounted to 6.982 million tonnes, an increase of 6% over the corresponding period last year.

•
Market observers are forecasting price pressure as a result of a new capacity ramp up in the coming months, mainly in Canada and Russia. CRU is predicting the CFR Brazil price to decline from an annual average of $265 per tonne in 2017 to $255 per tonne in 2018 and a continued decline through 2022, reaching $230 per tonne.

•
Two new Greenfield projects are scheduled for commissioning and ramp-up of production currently and in the next few months. The new Bethune (formerly - Legacy Project) solution mining plant of K+S started commercial shipments in October. The plant is expected to reach an annual capacity of 2 million tonnes by the end of 2017. In Russia, EuroChem's Usolskiy and VolgaKaliy potash mines are scheduled for commissioning by the end of this year and in the beginning of next year, respectively, with an annual capacity of 2.3 million tonnes each.

•
In April 2017, after receiving all the permits for execution of the Salt Harvesting with the Government of Israel, ICL's Board of Directors approved a budget of about $280 million to further proceed with the execution of the Salt Harvesting in the Dead Sea. This budget which is part of the Salt Harvesting project, will be executed over the next 13 years, and constitutes ICL's share (80%) in the cost of performing this part. In October 2017, Dead Sea Works Ltd., an ICL subsidiary, signed an agreement in the amount of $280 million for the first stage of the salt harvesting project, with Holland Shallow Seas Dredging Ltd., a contracting company that will commence building a special dredger designed to execute the salt harvesting. The dredger is expected to be operating in the first half of 2019. By then, the engineering and operational preparations and the extensive infrastructure works that have been underway during the past few years are planned to be completed and the salt harvesting operations are expected to begin. For more information, see "Item 4. Information on the Company—D. Property, Plant and Equipment—Mineral Extraction and Mining Operations—The Dead Sea" in our Annual Report on Form 20-F for the year ended December 31, 2016.

44 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

•
Metal magnesium – global demand for magnesium remains constrained in China, Brazil and Europe while prices are under pressure due to increased Chinese exports as well as imports from Russian, Kazakh and Turkish producers to the US.

On a positive note, Alcoa recently announced it will re-start 136 thousand tonnes of primary aluminum capacity at its facility in Warrick, Indiana. This is the first announcement of an increase in US production in the past decades.

•
During the third quarter of 2017, Dead Sea Works Ltd. notified the executing contractor of the new power station in Sodom (the Spanish company Abengoa) of cancellation of the construction agreement (EPC) due to a series of violations of the agreement by the executing contractor, which is experiencing financial difficulties. Dead Sea Works Ltd. plans to complete construction of the power station and to bring it to full operation during the first half of 2018. For further information, see Note 6 to the Company's condensed consolidated interim financial statements as at September 30, 2017.

•
During the third quarter of 2017, the Board of Directors approved an investment of $249 million in building the new P-9 pumping station that will replace the current P-88 pumping station. The investment is scheduled to be carried out until 2020. The building permits were obtained and construction has commenced. For more information, see “Item 4. Information on the Company—D. Property, Plant and Equipment—Mineral Extraction and Mining Operations—The Dead Sea” in our Annual Report on Form 20-F for the year ended December 31, 2016.

B.     Phosphate

•
The phosphate market is experiencing a challenging period as the increased supply in low production cost regions surpassed demand, which resulted in pressure on prices. Following the quarter, some stability and recovery in phosphate prices was recorded, following an increase in the price of raw materials (mainly sulphur and ammonia).

•
DAP average price for the third quarter of 2017 was $352 per tonne FOB Morocco, a decrease of 5.8% and 2.1% over the second quarter of 2017 and the third quarter of 2016 (according to CRU - Fertilizer Week Historical Prices, 9/28/2017), respectively. Towards the end of the quarter, prices stabilized and some increases were recorded, mainly attributable to the increase in the price of raw materials such as ammonia and sulphur.

•
The average price of phosphate rock (68-72% BPL) during the third quarter of 2017 was $86 per tonne FOB Morocco, a decrease of 8.2% and 23% over the second quarter of 2017 and the third quarter of 2016 (according to CRU - Fertilizer Week Historical Prices, 9/28/2017), respectively.

•
Phosphoric acid (100% P2O5) contract price with India was concluded for the second half of 2017 at $567 per tonne CFR. The new price represents a $23 per tonne decrease over the second quarter of 2017 price of $590 per tonne CFR and $39 per tonne decrease over the third quarter of 2016 price of $606 per tonne CFR.

45 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

•
OCP, the Moroccan producer, added its third (out of 4) one million tonne per year finished product. Ma’aden, the Saudi Arabian producer, is in the process of commissioning its Wa’ad Al Shamal facility, with a finished product capacity of 3 million tonnes per year.

•	Export of phosphates (DAP, MAP and TSP) from China increased by 27% during January to September 2017 to 7.558 million tonnes, despite lower Indian imports and low margins.

•	Chinese producers are experiencing continued pressure by Chinese environmental authorities, which has resulted in some plant closures and additional expenses.

•	Market observers such as CRU and FertEcon are forecasting a moderate global price recovery starting next year due to lower exports from China and higher imports to India.

•	Phosphate imports to Brazil (DAP, MAP, TSP, SSP) in January to September 2017 increased by 14.3% to 4.29 million tonnes.

•
DAP imports to India declined significantly in 2017, having a significant adverse effect on the global market. According to the FAI (Fertilizer Association of India), DAP imports in January to September 2017 decreased by 17% to 3.077 million tonnes.

•	Demand in the US was stable to firm. DAP imports in January to August 2017 increased by 15% to 0.641 million tonnes. MAP imports increased by 33% to 0.921 million tonnes.

•
Sulphur prices rallied during the third quarter due to increased demand and limited supply. The average price was $95 per tonne FOB Vancouver, an increase of 22% over the second quarter of 2017, and a significant increase of 34% over the third quarter of 2016 (according to CRU - Fertilizer Week Historical Prices, 9/28/2017).

•
Despite market conditions, the YPH JV's results continued to improve in the third quarter of 2017, driven by a shift to specialty and higher margin products as well as the implementation of efficiency and cost reduction measures.

•	ICL Rotem management is working on implementing additional efficiency measures in order to cope with the market conditions.

•
ICL Rotem Zin plant was shut down during the third quarter of 2017, as a result of decreased phosphate rock sales due to lower prices. The plant is expected to return to activity during the fourth quarter of 2017.

•
On June 30, 2017, there was a partial collapse of the dyke in Pond 3 in the plants of Rotem Amfert Israel, which is used for accumulation of phosphogypsum water that is created as a by‑product of the production processes. The Company ceased immediately use of the active phosphogypsum ponds. On July 3, 2017, the Company returned to production at full capacity under a temporary approval to activate Pond 4 by the Ministry of Environmental Protection. The Company was instructed by the Ministry of Environmental Protection to submit a plan within the next few months relating to the future operation of the phosphogypsum water ponds. The Ministry of Environmental Protection and additional Israeli authorities have commenced examinations for investigation of the event.

46 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

The Company is taking action to explore solutions for, among other things, restoration of the ponds in the short- term and long‑term and rectification of any environmental impacts caused, to the extent required. The Company’s actions are being carried out in full coordination and close cooperation with the Israeli environmental authorities, including the Ministry of Environmental Protection and the Nature and National Parks Authority. The Company is committed to the matter of environmental protection, and for years has worked closely with the Israeli environmental protection authorities to maintain the Negev’s natural reserves in the area of its facilities.

In light of the preliminary stages of the process of estimating the costs relating to restoration of the stream and obtaining the permanent permits for operating the gypsum pond or other ponds, and taking into account the complexity of the process and the uncertainty regarding the final restoration plans and the terms of the building permits to be determined by the relevant authorities, the Company is unable at this stage to estimate the expected costs of the restoration work and obtaining the permits, as stated. The Company is in contact with its insurance carriers with reference to the relevant insurance policies regarding the matters described above. For further information, see Note 6 to the Company’s condensed consolidated interim financial statements as at September 30, 2017.

C.     Specialty Fertilizers

•	ICL Specialty Fertilizers demonstrated improved performance compared to the third quarter of 2016, mainly supported by an increase in volumes and strong demand in Europe and APAC.

•
Increased sales quantities in Europe, especially in the ornamental horticulture market.
Sales in Spain benefitted from an increase in traded products sales, as plant protection volumes were stronger due to the weather conditions which resulted in higher disease pressure.

•	Higher controlled release fertilizers (CRF) sales in APAC supported by the recovery in the palm oil market, as well as higher sales quantities in China.

•	Third quarter straight fertilizers (MAP/MKP) results were higher compared to the corresponding quarter in 2016.

•	Continued competitive market conditions coupled with negative weather conditions (hurricanes) resulted in a weak quarter in North America. This impact is expected to continue in the short term.

•	Results in Israel were negatively impacted by the continued local shortage of ammonia.

47 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

Results of Operations - Essential Minerals Segment

7-9/2017	7-9/2016	1-9/2017	1-9/2016	2016
$ millions	$ millions	$ millions	$ millions	$ millions
Potash & Magnesium	372	351	969	923	1,338
Sales to external customers	345	323	877	827	1,213
Sales to internal customers	27	28	92	96	125
Phosphate	254	282	810	900	1,163
Sales to external customers	204	229	671	740	966
Sales to internal customers	50	53	139	160	197
Specialty Fertilizers	154	147	536	524	661
Sales to external customers	149	139	523	503	632
Sales to internal customers	5	8	13	21	29
Setoffs	(22)	(32)	(87)	(111)	(126)
Total segment sales	758	748	2,228	2,236	3,036
Operating income attributable to the segment	88	89	235	295	398

For additional details regarding potash – see ‘Potash – Stand-Alone Activities'.

48 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

Results of operations for the period July – September 2017

Sales analysis	Potash & Magnesium	Phosphate	Specialty Fertilizers	Setoff	Segment Total
$ millions
Total sales Q3 2016	351	282	147	(32)	748
Quantity	(2)	(32)	7	15	(12)
Price	18	(1)	(3)	(5)	9
Exchange rate	5	5	3	-	13
Total sales Q3 2017	372	254	154	(22)	758

-      Quantity – the decrease derives mainly from a decline in phosphate fertilizers and phosphate rock quantities sold, which was partly offset by an increase in phosphoric acid and specialty agriculture products quantities sold.

-      Price – the increase derives mainly from an increase in potash selling prices.

-      Exchange rate – the increase derives mainly from the upward revaluation of the euro against the dollar compared to the corresponding quarter last year.

Operating income attributable to the segment analysis	$ millions
Total operating income Q3 2016	89
Quantity	(4)
Price	9
Exchange rate	(9)
Raw materials	(6)
Transportation	3
Operating and other (expenses) income	6
Total operating income Q3 2017	88

-      Quantity – the decrease derives mainly from a decrease in phosphate fertilizers and phosphate rock quantities sold. This decrease was partly offset by an increase in phosphoric acid and specialty agriculture products quantities sold.

-      Price – the increase derives mainly from an increase in potash selling prices.

-      Exchange rate – the decrease derives mainly from the upward revaluation of the shekel against the dollar, which increased production costs.

-      Raw materials – the decrease derives mainly from an increase in sulfur prices (used in the green phosphoric acid production in ICL Phosphate).

-      Transportation – the increase derives mainly from product-mix and selling destination variations in ICL Phosphate, partly offset by higher marine transportation prices.

-      Operating and other (expenses) income – the increase derives mainly from an increase in insurance income in Israel compared to the corresponding quarter last year.

49 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

Results of operations for the period January – September 2017

Sales analysis	Potash & Magnesium	Phosphate	Specialty Fertilizers	Setoff	Segment Total
$ millions
Total sales YTD 2016	923	900	524	(111)	2,236
Quantity	42	(34)	29	23	60
Price	10	(47)	(14)	-	(51)
Exchange rate	(6)	(9)	(3)	1	(17)
Total sales YTD 2017	969	810	536	(87)	2,228

-      Quantity – the increase derives mainly from an increase in quantities sold of potash (mainly to South America, Asia and North America), specialty agriculture products and phosphoric acid. This increase was partly offset by a decrease in phosphate rock and phosphate fertilizers quantities sold.

-      Price – the decrease derives mainly from a decline in phosphate fertilizers and phosphoric acid selling prices and from lower specialty agriculture product prices, which was partly offset by an increase in potash selling prices.

-      Exchange rate – the decrease derives mainly from the devaluation of the Chinese yuan, euro and pound against the dollar compared to the corresponding period last year.

Operating income attributable to the segment analysis	$ millions
Total operating income YTD 2016	295
Quantity	7
Price	(51)
Exchange rate	(18)
Raw materials	16
Transportation	(19)
Operating and other (expenses) income	5
Total operating income YTD 2017	235

-      Quantity – the increase derives mainly from an increase in quantities sold of potash (mainly to South America, Asia and North America), specialty agriculture products and phosphoric acid. This increase was partly offset by a decrease in phosphate rock and phosphate fertilizers quantities sold.

-      Price – the decrease derives mainly from a decline in phosphate fertilizers and phosphoric acid selling prices and from lower specialty agriculture product prices, which was partly offset by an increase in potash selling prices.

-      Exchange rate – the decrease derives mainly from the upward revaluation of the shekel against the dollar, which increased production costs.

50 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

-      Raw materials – the increase derives mainly from a decline in commodity fertilizers prices (used for products of ICL Specialty Fertilizers) and a decline in sulfur prices (used in the green phosphoric acid production in ICL Phosphate).

-      Transportation – the decrease derives mainly from an increase in marine transportation prices.

-      Operating and other (expenses) income – the increase derives mainly from a provision recorded in the corresponding period last year resulting from extension of the employment agreement in ICL Dead Sea and a capital gain due to the sale of an office building. This increase was partly offset by a decrease in insurance income in Israel compared to the corresponding period last year.

Phosphate – Stand-Alone Activities

 Phosphate – Production and Sales

Thousands of Tonnes	7-9/2017	7-9/2016	1-9/2017	1-9/2016	2016
Phosphate rock
Production of rock	1,096	1,549	3,779	4,443	5,744
Sales *	116	318	358	875	1,032
Phosphate rock used for internal purposes	1,085	1,178	3,269	3,045	4,099

Phosphate fertilizers
Production	490	876	1,539	2,034	2,725
Sales *	564	677	1,790	1,895	2,645

* To external customers.

Production and Sales

7-9/2017

-
Production of phosphate rock – in the third quarter of 2017, production of phosphate rock was lower by 453 thousand tonnes than in the corresponding quarter last year. The decrease derives mainly from adjusting production volumes to the business environment at ICL Rotem, which included a shutdown of the Zin plant during the third quarter of 2017. The plant is expected to return to activity during the fourth quarter of 2017.

-
Sales of phosphate rock – the quantity of phosphate rock sold in the third quarter of 2017 was 202 thousand tonnes lower than in the corresponding quarter last year, due to challenging market environment and unattractive prices.

-
Production of phosphate fertilizers – in the third quarter of 2017, production of phosphate fertilizers was lower by 386 thousand tonnes than in the corresponding quarter last year, mainly due to decreased production in YPH as a result of the shift to specialty products.

-
Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold in the third quarter of 2017 was 113 thousand tonnes lower than in the corresponding quarter last year, mainly due to a decrease in sales to Asia.

51 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

1-9/2017

-
Production of phosphate rock – in the nine months ended on September 30, 2017, production of phosphate rock was lower by 664 thousand tonnes than in the corresponding period last year, mainly due to adjusting production volumes to the business environment at ICL Rotem, which included a shutdown of the Zin plant during the third quarter of 2017. The plant is expected to return to activity during the fourth quarter of 2017. In addition, the production of phosphate rock decreased due to a production optimization process in YPH.

-
Sales of phosphate rock – the quantity of phosphate rock sold in the nine months ended on September 30, 2017 was 517 thousand tonnes lower than in the corresponding period last year, due to challenging market environment and unattractive prices.

-
Production of phosphate fertilizers – in the nine months ended on September 30, 2017, production of phosphate fertilizers was lower by 495 thousand tonnes than in the corresponding period last year, mainly due to decreased production in YPH as a result of the shift to specialty products.

-
Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold in the nine months ended on September 30, 2017 was 105 thousand tonnes lower than in the corresponding period last year, mainly due to a decrease in sales to Asia.

52 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

Potash – Stand-Alone Activities

Key Figures – Additional Information
Millions of dollars	7-9/2017	7-9/2016	1-9/2017	1-9/2016	2016
Sales to external customers	328	302	820	765	1,134
Sales to internal customers *	32	34	109	117	151
Total Sales	360	336	929	882	1,285
Gross Profit	148	146	357	346	513
Operating income attributable to potash business	73	81	179	197	291
CAPEX	40	74	142	239	305
Depreciation and amortization	29	35	86	92	119
Average potash selling price per tonne - FOB (in $)	217	199	216	215	211

* Sales to other business lines of ICL including the Magnesium business.

The potash stand-alone activities include, among others, polysulphate produced in a mine in the UK and salt produced in underground mines in UK and Spain.

Results of operations for the period July – September 2017

Sales analysis	$ millions
Total sales Q3 2016	336
Quantity	1
Price	17
Exchange rate	6
Total sales Q3 2017	360

Operating income attributable to potash business analysis	$ millions
Total operating income Q3 2016	81
Quantity	(4)
Price	17
Exchange rate	(4)
Transportation	(8)
Operating and other (expenses) income	(9)
Total operating income Q3 2017	73

-          Quantity – the decrease derives mainly from higher sales of potash manufactured at sites having lower profitability rates.

-          Price – the increase derives mainly from an increase in potash selling prices.

-          Transportation – the decrease derives mainly from an increase in marine transportation prices.

-          Operating and other (expenses) income –the decrease derives mainly from higher energy costs.

53 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

Results of operations for the period January – September 2017

Sales analysis	$ millions
Total sales YTD 2016	882
Quantity	40
Price	12
Exchange rate	(5)
Total sales YTD 2017	929

Operating income attributable to potash business analysis	$ millions
Total operating income YTD 2016	197
Quantity	15
Price	12
Exchange rate	(3)
Transportation	(31)
Operating and other (expenses) income	(11)
Total operating income YTD 2017	179

- Quantity – the increase derives from potash sales, mainly to South America, Asia and North America.

-  Price – the increase derives from an increase in potash selling prices.

- Transportation – the decrease derives mainly from an increase in marine transportation prices and from an increase in quantities of potash sold.

- Operating and other (expenses) income – the decrease derives mainly from higher energy costs.

54 Israel Chemicals Limited Q3 2017 Results

Essential Minerals Segment information as at September 30, 2017 (Unaudited)

Potash – Production and Sales

Thousands of Tonnes	7-9/2017	7-9/2016	1-9/2017	1-9/2016	2016
Production	1,181	1,265	3,470	3,976	5,279
Sales to external customers	1,319	1,293	3,312	3,186	4,818
Sales to internal customers	75	107	227	255	347
Total sales (including internal sales)	1,394	1,400	3,539	3,441	5,165
Closing inventory	597	1,087	597	1,087	666

Production and Sales

7-9/2017

-       Production – production of potash in the third quarter of 2017 was 84 thousand tonnes lower than in the corresponding quarter last year, due to decreased production at ICL UK as a result of transition from extracting and producing potash to producing Polysulphate, decreased production in Spain as a result of lower ore grade in the current mining area and decreased production at ICL Dead Sea as a result of maintenance operations at the plant in Sodom.
-       Sales to external customers – the quantity of potash sold to external customers in the third quarter of 2017, was 26 thousand tonnes higher than in the corresponding quarter last year, mainly due to an increase in sales to South America.

1-9/2017

-       Production – production of potash in the nine months ended on September 30, 2017 was 506 thousand tonnes lower than in the corresponding period last year, due to decreased production at ICL UK as a result of an operational breakdown in the mine tailings channel during the first quarter and transition from extracting and producing potash to producing Polysulphate, decreased production in Spain as a result of lower ore grade in the current mining area and decreased production at ICL Dead Sea as a result of maintenance operations at the plant in Sodom.

-       Sales to external customers – the quantity of potash sold to external customers in the nine months ended on September 30, 2017, was 126 thousand tonnes higher than in the corresponding period last year, mainly due to an increase in sales to South America, Asia and North America.

55 Israel Chemicals Limited Q3 2017 Results

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the third quarter of 2017, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the third quarter of 2017, the cash flows provided by operating activities decreased by $73 million compared with the corresponding quarter last year. This decrease derives from a lower decrease in the working capital, mainly from an increase in sales in ICL Industrial Products and in the fire safety sub-business line in ICL Advanced Additives, along with cash payments made due to retirement of employees in the current quarter.

Net cash used in investing activities:

In the third quarter of 2017, the cash flows used in investing activities decreased compared with the corresponding quarter last year, by $4 million. This decrease derives mainly from a decrease in the cash flows used for investments in property, plant and equipment, and other assets, in the amount of $55 million. The decrease was mostly offset by an increase in deposits.

Net cash used in financing activities:

In the third quarter of 2017, there was a decrease of $101 million in the cash flows used in financing activities compared with the corresponding quarter last year. This decrease derives mainly from repayment of long term loans net of long term loans received, in the amount of $8 million, compared to the amount of $47 million, in the corresponding quarter last year and receipt of short-term credit from banks and others, net, in the amount of $13 million compared to repayment of short-term credit from banks and others, net in the amount of $19 million in the corresponding quarter last year and a decrease in dividend payment in the amount of $28 million, compared with the corresponding quarter last year.

Debt Movement

As at September 30, 2017, the net financial liabilities of ICL amounted to $3,264 million, a decrease of $4 million compared with the balance at the end of 2016. The decrease of the net financial liabilities derives mostly from the operating cash flow generated during the first nine months of 2017, which was partially offset by the dividend payments in the amount of $181 million and from the exchange rate impact.

The total amount of the securitization framework and credit facility deriving therefrom amounts to $350 million. As at September 30, 2017, ICL had used $340 million of the securitization facility.

ICL also has long-term credit facilities of $2,026 million and €60 million, of which $1,297 million was unutilized as at September 30, 2017.

On November 1, 2017, Standard & Poor’s Global Ratings (“S&P”) has reaffirmed the company’s international corporate credit rating at BBB- with a stable outlook. The local rating by S&P Maalot was also reaffirmed at ilAA with a stable outlook. The above-mentioned ratings also apply to the Company’s debentures.

As the date of the report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

56 Israel Chemicals Limited Q3 2017 Results

Critical Accounting Estimates

There were no material changes in our critical accounting estimates during the nine-month period ended September 30, 2017.

Board of Directors and Senior Management Updates

On November 7, 2017, the Company’s Board of Directors approved the appointment of Mr. Lior Reitblatt as a member of the Company’s Board of Directors. Mr. Reitblatt's service will be valid up to the next General Meeting of the Company’s shareholders.

Risk Factors

In the nine-month period ended September 30, 2017, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2016.

Legal Proceedings

Derivative Actions

Pursuant to the resolution of ICL's Board dated December 15, 2016, the Company appointed a special independent external committee (the “Special Committee”) to examine all aspects arising from the application for certification of a derivative action regarding the annual bonuses paid to office holders for the years 2014-2015 (the “Certification Application”).   The Hon. Judge (ret.) Oded Mudrick was appointed to head the Special Committee and the Special Committees’ other members are: Prof. Sharon Hannes and Prof. Haim Assayag, CPA. For purposes of its operations, the Special Committee appointed a legal advisor to accompany its work – Dr. Asaf Eckstein.

On April 18, 2017 the Special Committee submitted its report to the Board of Directors, wherein it determined, among other things, that in its opinion the adjustments to the net profit as approved by the Company’s Compensation Committee for the years 2014 and 2015 were duly made and in accordance with the Company’s compensation policy. Therefore, the Company does not have a cause of action against the directors who approved the bonus adjustments for the years 2014 and 2015, or against the officers who received the bonuses due to the said adjustments. In light of the foregoing, it would be improper for the Company to demand any restitution or reparation due to the events specified in the Certification Application filed by the Applicant. Accordingly, the Committee recommended that the Company oppose the Application filed with the Court by the Applicant.

57 Israel Chemicals Limited Q3 2017 Results

On April 26, 2017 the Company’s Board resolved to fully adopt the Special Committee's report and the recommendation therein to deny the Applicant’s demand in the Certification Application and to instruct the Company to file an objection to the Certification Application.

On May 11, 2017 the Applicant applied to Court, arguing that the Company is not permitted to attach the Special Committee's report to its response. On June 6, 2017 the Company and the remaining respondents submitted its response to the Certification Application. For cautionary purposes the Special Committee's report was not attached to the Company’s response; however as part of the Company’s response the Court was requested to allow submission of the Special Committee's report.

Investment treaty claim against Ethiopia

Further to Note 13 to the annual financial statements, and according to the announcement issued by the Company on May 10, 2017, ICL Europe Coöperatief U.A. (“ICL Europe”), a subsidiary of the Company, filed a claim under the Bilateral Investment Treaty (BIT) against the Federal Democratic Republic of Ethiopia (“Ethiopia”) in relation to State violations of the Agreement on Encouragement and Reciprocal Protection of Investments between the Ethiopia and the Netherlands. The violations relate to, inter alia, the State's imposition of an illegal tax assessment against, and its failure to provide infrastructure support to, Allana Potash Afar Plc, a second-tier subsidiary of ICL Europe .ICL Europe filed the claim under the Arbitration Rules of the United Nations Commission on International Trade Law (UNCITRAL), and requested the Permanent Court of Arbitration at The Hague to administer the arbitration proceedings. On June 12, 2017, Ethiopia filed its response to the notice of arbitration. On September 28, 2017, the process of appointing the three arbitrators that will administer the arbitration proceedings was completed.

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company’s condensed consolidated interim financial statements as at September 30, 2017.

Other Information

Enhancement of resources availability for growth initiatives and/or debt leverage reduction

On June 22, 2017, the Company announced that as part of its plan for generating available sources for financing additional investments, as well as to reduce its current leverage level, it is exploring, among other things, various opportunities to divest subsidiaries and/or assets that have a low synergy profile with ICL's mineral chain and/or portfolio, in the amount of about $500 million or more. In the framework of the said plan, the Company signed an agreement for sale of its holdings in IDE Technologies Ltd., constituting 50% of IDE's share capital, in exchange for a consideration of about $178 million subject to possible price adjustments deriving from the occurrence of certain events prior to the closing of the transaction. In addition, the Company is presently carrying on preliminary proceedings regarding the possibility of selling certain assets, among other: Fire‑Safety and Oil Additives, which are part of the Advanced Additives Business Unit of the Specialty Solutions Division, as well as its holdings in the affiliated company "Novetide". At this stage, there is no certainty that the sale processes will proceed and there is no certainty that the Company will enter into transactions for sale of the said assets, in whole or in part, and/or for sale of its holdings in Novetide. For additional details – see Note 6 to the Company's condensed consolidated interim financial statements as at September 30, 2017 and the Company's Immediate Report dated October 19, 2017.

58 Israel Chemicals Limited Q3 2017 Results

Negotiations for Purchase of Natural Gas

On August 8, 2017, the Company gave notice that it signed a non‑binding memorandum of understanding (hereinafter – “the MOU”) with Energean Israel Limited (hereinafter – “Energean”), a holder of interests in the Karish and Tanin gas fields (hereinafter – the “Gas Field”), further to which the parties will conduct negotiations in contemplation of signing a detailed and binding agreement for supply of natural gas (if signed), under which the Company will purchase natural gas in the quantities and for the periods as will be agreed upon therein, for purposes of running the power plant in Sodom and the Company’s other facilities in Israel. The MOU includes, among others, the following provisions:

(A) the total quantity of gas the Company is anticipated to purchase from Energean is about 13 BCM with respect to the entire expected supply period (hereinafter – “the Total Contractual Quantity”); (B) the supply period will commence on the date on which Energean commences operation of the Gas Field, and is expected to end on the earlier of the date on which the Total Contractual Quantity is consumed or after the passage of 15 years from the commencement date of supply of the natural gas to the Company; if the Contractual Quantity is not fully consumed, the parties may extend the period of the supply agreement (to the extent signed) for an additional period, subject to compliance with the terms and targets as will be defined in the supply agreement; (C) a “take or pay” payment mechanism for a minimum annual quantity of natural gas in the amount and according to the mechanism that will be determined (D) the price of the natural gas will be linked to the electricity generation component and will include a minimum price; (E) the total financial scope of the purchase of gas from Energean by the Company, if and to the extent the negotiations are successfully concluded and a detailed supply agreement is signed in accordance with the MOU, may reach about $2 billion and depends, among other things, on the changes in the electricity price to which the gas price is linked, and the total quantities purchased by the Company in actuality during the period of the binding agreement; and (F) the parties to the MOU have agreed that for a period of 180 days after signing the MOU Energean will not engage in negotiations for the sale of gas which would hinder its ability to supply the gas which is the subject of the MOU, while the Company has undertaken not to engage in negotiations which would prevent it from being able to purchase the aforesaid quantity of gas from Energean.

The negotiations with Energean were conducted jointly by the Company, Oil Refineries Ltd. (a public company controlled by Israel Corporation Ltd. and OPC Energy Ltd. (a public company that is controlled indirectly by one of the Company’s controlling shareholders) (hereinafter – “the Purchasers”), however each of the Purchasers signed a separate memorandum of understanding with Energean. Only a non-binding memorandum of understanding is involved, and signing of an agreement for supply of the gas and the actual supply of the gas in accordance therewith are subject to, among other things, completion of the negotiations, signing a binding agreement, receipt of all the required approvals, and meeting various milestones and preconditions, including arrangement and supply of natural gas to the Company in a case where the Gas Field is ultimately not developed. A binding agreement, if and to the extent signed, will require proper approval by the Company’s authorized organs. As at the present time, there is no certainty regarding the Company’s undertaking in a binding agreement or the terms of such binding agreement, to the extent signed.

59 Israel Chemicals Limited Q3 2017 Results

Merger of PotashCorp And Agrium

Further to the Company’s report on September 8, 2017 regarding the proposed merger of Potash Corporation of Saskatchewan Inc., (hereinafter – “PotashCorp”) (which holds shares of ICL), and Agrium Inc. (hereinafter – “Agrium”), during the third quarter the above‑mentioned companies issued a press release wherein they announced that India has approved their proposed merger transaction. The press release further stated that the approval will be conditioned on the parties’ commitment to divest PotashCorp’s minority shareholdings in a number of companies, including ICL, within a period of 18 months from October 18, 2017. In addition, the press release indicated that the companies are permitted to consummate the merger prior to the divestments and that they have already received unconditional clearance for the merger in Canada, Brazil and Russia, and while the regulatory review and approval process is continuing in the U.S. and China the parties expect to close the transaction by the end of the fourth quarter of 2017.

60 Israel Chemicals Limited Q3 2017 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 8, 2017